SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2026

1.               DATE, TIME AND PLACE: On April 29, 2026, at 3:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), this Annual General Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered held at the head office of the Company located at Rua Eteno, No. 1.561, Polo Industrial de Camaçari, City of Camaçari, State of Bahia, CEP 42816-200.

2.               CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper on March 28, 30 and 31, 2026, on pages 62, 5 and 5, respectively, and on the website of said (https://publicidadelegal.correio24horas.com.br/).

3.               PUBLICATIONS: The following documents were published in accordance with Article 133 of the Brazilian Corporation Law: (i) a Notice to Shareholders informing that the documents and information related to the matters on the agenda, including the documents provided for in Article 133 of the Brazilian Corporation Law, had been made available to shareholders at the Company’s headquarters, as published in the newspaper ‘O Correio da Bahia’ in the editions of March 28, 30 and 31, 2026, and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/); and (ii) the Management Report on the Company’s business and the main administrative facts for the financial year ended December 31, 2025, the Financial Statements accompanied by the respective Notes thereto, the Opinion of KPMG Auditores Independentes Ltda. (“KPMG”), the Company’s independent auditor, as well as the Opinion of the Fiscal Council and the Summary Annual Report of the Statutory Compliance and Audit Committee, all relating to the financial year ended December 31, 2025, which were published, in summarized form, in the newspaper ‘O Correio da Bahia’ in the edition of April 2, 2026, and in full on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/). The above-mentioned documents were made available to shareholders at the Company’s headquarters and disclosed on the websites of the Brazilian Securities and Exchange Commission (CVM) and the Company at least one (1) month prior to this date, in accordance with the Brazilian Corporation Law and the applicable CVM regulations. The remaining documents and information related to the agenda, pursuant to CVM Resolution 81 and CVM Resolution No. 80, dated March 29, 2022 (“CVM Resolution 80”), were disclosed to the Company’s shareholders through the Empresas.Net System on March 27, 2026, and are also available at the Company’s headquarters.

4.               ATTENDANCE: Shareholders representing 98.67% (ninety-eight point sixty-seven percent) of the common shares of the Company and 77.76% (seventy-seven point seventy-six percent) of preferred shares of the Company participated in the Meeting, as evidenced by the information contained in the analytical map consolidating the remote voting instructions submitted to the transfer agent, the central securities depository and the Company itself, pursuant to Article 48, item II, of CVM Resolution 81, as well as by the records of the electronic remote participation system made available by the Company, in accordance with Article 47, item III, of CVM Resolution 81. Also in attendance were Mr. Geraldo Vilaça, Felipe Jens and Nir Lander, representatives of the Company’s management, who were available to provide clarifications regarding the matters discussed at the Meeting; Mr. Gesner José de Oliveira Filho, Coordinator of the Company’s Statutory Compliance and Audit Committee; Mr. Paulo Cícero Silva Neto, Chairman of the Company’s Fiscal Council; and Mr. Fernando Nascimento, a representative of KPMG Auditores Independentes Ltda., the Company’s independent auditors.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

5.               PRESIDING BOARD: Upon verification of the legal quorum, the Meeting was duly installed, with Mr. Luiz Antonio de Sampaio Campos assuming the chairmanship of the Meeting and Mr. Felipe Guimarães Rosa Bon acting as Secretary, both having been appointed in accordance with Article 16, paragraph 3, of the Company’s Bylaws.

6.               FISCAL COUNCIL REPORT: On March 25, 2026, the members of the Company’s Fiscal Council, after examining: (i) the Annual Management Report; (ii) the Company’s separate and consolidated financial statements and the respective explanatory notes relating to the financial year ended December 31, 2025, which reflect the loss incurred in the financial year, as recorded in the statement of changes in equity; and (iii) the opinion issued by KPMG, which contains an emphasis-of-matter paragraph regarding the existence of material uncertainty related to the action plans underlying the Company’s ability to continue as a going concern, which was assessed by the Fiscal Council together with the information provided by management regarding the measures adopted or in progress in relation to the matters described in such emphasis-of-matter paragraph, issued a favorable opinion on the documents examined, considering that they fairly reflect the Company’s financial and equity position and are fit to be submitted to the deliberation of the Annual General Meeting.

7.               AGENDA: To resolve upon: (i) to examine, discuss, and vote on the Company’s Financial Statements, accompanied by the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council, and the Report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2025; (ii) to examine, discuss, and vote on the Management’s Report and the corresponding accounts of the administrators for the fiscal year ended December 31, 2025; (iii) to deliberate on the election of the effective and alternates members of the Company’s Board of Directors; (iv) to deliberate on the election of the Chair and Vice-Chair of the Company’s Board of Directors, pursuant to Article 19 of the Company’s Bylaws; (v) to deliberate on the election of the members of the Company’s Fiscal Council and their respective alternates; and (vi) to fix the annual and global compensation for the administrators and the members of the Fiscal Council of the Company for the fiscal year ending December 31, 2026.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

8.               PRELIMINARY PROCEDURES: Before commencing the proceedings, the Presiding Table of the Meeting provided explanations regarding the operation of the electronic remote participation system made available by the Company and the manner in which shareholders participating remotely could express their views and cast their votes, and further informed that: (i) the proceedings of the Meeting would be recorded, with the recording being kept on file at the Company’s headquarters, pursuant to Article 30, paragraph 1, of CVM Resolution 81; and (ii) the electronic remote participation system allowed shareholders to hear the statements of all other shareholders and to address the members of the presiding table and the other participants of the Meeting, thereby enabling communication among shareholders. The Presiding Table of the Metting also inquired whether any shareholder participating through the electronic system had submitted a voting instruction by means of the Remote Voting Ballot (“Ballot”) and wished to change his or her vote at the Meeting, so that the voting instructions received through the Ballot would be disregarded, as provided for in Article 28, paragraph 2, item II, of CVM Resolution 81. In addition, the Presiding Table informed that the consolidated summary map of remote voting, which gathers the information from the summary maps of the central securities depository, the transfer agent and the votes sent directly to the Company, was available for consultation by the shareholders present.

9.               RESOLUTIONS: As per proposal of the Chairman of the Meeting, shareholders present unanimously waived the reading of the documents related to the matters to be resolved at the Meeting as they were already provided to shareholders present who are fully aware of them. Shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of shareholders, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law. The matters on the agenda were put up for discussion and vote, and the following resolution was taken:

9.1.           TO EXAMINE, DISCUSS, AND VOTE ON THE COMPANY’S FINANCIAL STATEMENTS: To approve, by majority vote of the shareholders holding common shares and Class A and Class B preferred shares of the Company present at the Meeting, without any reservations or qualifications, as evidenced by the voting map attached hereto as Annex I, the financial statements relating to the financial year ended December 31, 2025, duly accompanied by the Report and Opinion issued by the Company’s Independent Auditors, the Opinion issued by the Fiscal Council, and the Summary Annual Report issued by the Statutory Compliance and Audit Committee, all relating to the financial year ended December 31, 2025.

9.1.1.      To record that, according to the Statement of Income included in the financial statements relating to the financial year ended December 31, 2025, the Company incurred a loss in the amount of R$ 9,879,465,238.91 (nine billion, eight hundred seventy-nine million, four hundred sixty-five thousand, two hundred thirty-eight reais and ninety-one centavos), which shall be fully recorded under the account ‘Accumulated Losses’, resulting in an updated balance of R$ 23,901,578,923.33 (twenty-three billion, nine hundred and one million, five hundred and seventy-eight thousand, nine hundred and twenty-three reais and thirty-three centavos).

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

9.2.           MANAGEMENT REPORT AND MANAGEMENT ACCOUNTS: To approve, by majority vote of the shareholders holding common shares and Class A and Class B preferred shares of the Company present at the Meeting, without any reservations or qualifications, with the abstention of those legally prevented from voting, as evidenced by the voting map attached hereto as Exhibit I, the Company’s Management Report and the Management Accounts relating to the financial year ended December 31, 2025.

9.3.           ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS AND THEIR RESPECTIVE ALTERNATES: Initially, it was noted that the quorum required for a separate election by minority shareholders holding common and preferred shares of the Company, pursuant to Article 141, paragraphs 4 and 5 of the Brazilian Corporation Law, had not been met. It was then recorded that the election would be carried out through a slate voting system, since the requests for the adoption of cumulative voting did not reach the applicable minimum quorum. Accordingly, by majority election, by majority vote of the shareholders holding common shares and Class A and Class B preferred shares of the Company present at the Meeting, as evidenced by the voting map attached hereto as Annex I, the election or re-election, as the case may be, of the following principal members and alternates of the Company’s Board of Directors was approved, pursuant to the slate proposed by the shareholders Novonor S.A. – under judicial reorganization and NSP Investimentos S.A. (“Novonor”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), in accordance with the Notice to Shareholders published by the Company on April 28, 2026, for a unified term of two (2) years, commencing on this date and ending at the Annual General Meeting that will resolve upon the Company’s financial statements for the financial year ending December 31, 2027, in accordance with Articles 18 and 20 of the Company’s Bylaws:

•	Ms. MAGDA MARIA DE REGINA CHAMBRIARD, Brazilian, divorced, civil engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 673.612.937-00, holder of Identity Card (RG) No. 033764812 IFP/RJ, residentand domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member, and Mr. ANDRÉ DA COSTA SANTOS, Portuguese, married, accountant, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 055,108,227-59, holder of Identity Card (RG) No. 13.504.200-0 Detran/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as her alternate;

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026
•	Mr. HÉCTOR NÚÑEZ, American, married, business administrator, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 249.498.638-94, holder of Identity Card (RG) No. V143568M CGPI/DIREX/DPF, resident and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member, and Mr. GUILHERME SIMÕES DE ABREU, Brazilian, divorced, holder of a Bachelor’s degree in Business Administration, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 065.800.095-00, holder of Identity Card (RG) No. 59,766,020-7 SSP-SP, resident and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;
•	Mr. OLAVO BENTES DAVID, Brazilian, married, lawyer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 223,854,441-00, holder of Identity Card (RG) No. 001.571.509 SSP/RN, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member, and Mr. JULIO CEZAR JERONIMO DOS SANTOS, Brazilian, married, mechanical engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 000.410.917-10, holder of Identity Card (RG) No. 006.560.695-6 DETRAN/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;
•	Mr. WILLIAM FRANÇA DA SILVA, Brazilian, divorced, lawyer and engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 801.487.787-04, holder of Identity Card (RG) No. 127.422 OAB/RJ, resident and domiciled in the City of Petrópolis, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member, and Mr. EDMUNDO JOSÉ CORREIA AIRES, Brazilian, married, chemical engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 607.165.097-68, holder of Identity Card (RG) No. 607.165.097-68, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;
•	Mr. FERNANDO SABBI MELGAREJO, Brazilian, married, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 533.650.110-72, holder of Identity Card (RG) No. 30.471.324-14 SSP/RS, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member, and Mr. RODRIGO TIRADENTES MONTECCHIARI, Brazilian, divorced, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 073.285.937-92, holder of Identity Card (RG) No. 10.710.993-6 DETRAN/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

•	Mr. Paulo Roberto Britto Guimarães, Brazilian, married, chemical engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 253.779.305-68, holder of Identity Card (RG) No. 01,648,904-75 SSP/BA, resident and domiciled in the City of Salvador, State of Bahia, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member (independent), and Ms. Andréa Barcellos de Aragão, Brazilian, divorced, production engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 077.130.637-73, holder of Identity Card (RG) No. 05.784.441-7 DETRAN-RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as his alternate;
•	Mr. Mauricio Dantas Bezerra, Brazilian, married, lawyer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 861.028.185-04, holder of Identity Card (RG) No. 05.477.696-10 SSP/BA, residing and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member;
•	Mr. Lucas Cive Barbosa, Brazilian, married, business administrator, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 323.198.758-08, holder of Identity Card (RG) No. 44.026.279-3 IIRGD/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member;
•	Mr. José Mauro Mettrau Carneiro da Cunha, Brazilian, married, engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 299.637.297-20, holder of Identity Card (RG) No. 02.549.734-8 IFP/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member (independent);
•	Mr. Gesner José de Oliveira Filho, Brazilian, married, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 013.784.028-47, holder of Identity Card (RG) No. 6.968.227-6 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member (independent); and

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

•	Mr. HÉLIO BAPTISTA NOVAES, Brazilian, married, civil engineer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 481.530.286-34, holder of Identity Card (RG) No. M-1.495.603 SSP/MG, resident and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, as effective member.

As a result of the elections or reelections, as applicable, resolved upon, the composition of the Company’s Board of Directors shall be as follows:

EFFECTIVES	ALTERNATES
MAGDA MARIA DE REGINA CHAMBRIARD	ANDRÉ DA COSTA SANTOS
HÉCTOR NÚÑEZ	GUILHERME SIMÕES DE ABREU
OLAVO BENTES DAVID	JULIO CEZAR JERONIMO DOS SANTOS
WILLIAM FRANÇA DA SILVA	EDMUNDO JOSÉ CORREIA AIRES
FERNANDO SABBI MELGAREJO	RODRIGO TIRADENTES MONTECCHIARI
PAULO ROBERTO BRITTO GUIMARÃES (Independent member)	ANDRÉA BARCELLOS DE ARAGÃO
MAURICIO DANTAS BEZERRA	-
LUCAS CIVE BARBOSA	-
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (Independent member)	-
GESNER JOSÉ DE OLIVEIRA FILHO (Independent member)	-
HÉLIO BAPTISTA NOVAES	-

9.3.1.      The members of the Board of Directors and their alternates hereby elected or reelected, as applicable, take office on this date upon execution of the respective term of office recorded in the appropriate corporate book. The members of the Board of Directors hereby elected or re-elected were previously consulted and submitted written statements, for all applicable legal purposes and under penalty of law, in compliance with the provisions of Article 37, item II, of Law No. 8,934, dated November 18, 1994 (“Law No. 8,934/94”), as amended by Article 4 of Law No. 10,194, dated February 14, 2001 (“Law No. 10,194/01”), declaring that they are not disqualified from engaging in commerce or from managing a commercial company due to criminal conviction. In addition, in compliance with CVM Resolution No. 44, dated August 23, 2021 (“CVM Resolution 44”), and CVM Resolution 80, the members submitted written statements in accordance with the terms of the resolutions, which were filed at the Company’s headquarters. The newly appointed members also submitted the Managers’ Consent Term to the rules set forth in the Level 1 Corporate Governance Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão, which were likewise filed at the Company’s headquarters.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

9.3.2.      To record that, based on the assessment of each candidate’s compliance with the independence criteria established in Annex K to CVM Resolution 80 and in the Company’s Global Compliance System Policy, carried out by the Board of Directors and based on the information and self-declarations of independence submitted by the candidates, Mr. PAULO ROBERTO BRITTO GUIMARÃES, JOSÉ MAURO METTRAU CARNEIRO DA CUNHA and GESNER JOSÉ DE OLIVEIRA FILHO are qualified as Independent Directors.

9.4.           ELECTION OF THE CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS: To approve, as evidenced by the voting map attached hereto as Annex I, the election of Ms. MAGDA MARIA DE REGINA CHAMBRIARD, nominated by the shareholder Petrobras, and Mr. HÉCTOR NÚÑEZ, nominated by the shareholder Novonor, both previously qualified, as Chairman and Vice-Chairman of the Company’s Board of Directors, respectively, pursuant to Article 19 of the Company’s Bylaws.

9.5.           ELECTION OF MEMBERS OF THE FISCAL COUNCIL AND THEIR RESPECTIVE ALTERNATES: Initially, by unanimous vote of the shareholders holding preferred shares present at the Meeting, through a separate election conducted by the shareholders holding preferred shares of the Company present, pursuant to Article 161, paragraph 4, item (a), of the Brazilian Corporation Law, and as evidenced by the voting map attached hereto as Annex I, the election of Messrs. WILFREDO JOÃO VICENTE GOMES and OCTAVIO RENÉ LEBARBENCHON NETO, respectively, as effective member and alternate of the Company’s Fiscal Council, nominated by the shareholder GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, was approved, for a term commencing on this date and ending at the Annual General Meeting that will resolve upon the Company’s financial statements for the financial year ending December 31, 2026.

9.5.1.      Thereafter, by majority vote of the shareholders holding common shares and preferred shares of the Company present at the Meeting, as evidenced by the voting map attached hereto as Annex I, the election or re-election, as applicable, of the following principal members and alternates of the Company’s Fiscal Council was approved, pursuant to the slate nominated by the shareholders Novonor, NSP Investimentos and Petrobras, for a term commencing on this date and ending at the Annual General Meeting that will resolve upon the Company’s financial statements for the financial year ending December 31, 2026, in accordance with Articles 42 and 43 of the Company’s Bylaws:

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

As effective members:

(i)	EDUARDO DE NARDI ROS, Brazilian, single, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 008.054.840-78, holder of Identity Card (RG) No. 56.908.187-7 SSP/SP, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050;
(ii)	MAURÍCIO NOGUEIRA, Brazilian, married, mathematician and financial advisor, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 991.894.537-00, holder of Identity Card (RG) No. 07.996.270-0 DETRAN/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050;
(iii)	ANA PATRÍCIA SOARES NOGUEIRA, Brazilian, divorced, lawyer, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 535.222.575-53, holder of Identity Card (RG) No. 03.425.863-94 SSP/BA, resident and domiciled in the City of Salvador, State of Bahia, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050; and
(iv)	GILBERTO BRAGA, Brazilian, married, economist, accountant and business administrator, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 595.468.247-04, holder of Identity Card (RG) No. 4.722.037-1 Detran-RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050.

As alternate members:

(i)	FERNANDA BIANCHINI EGERT, Brazilian, married, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 108.986.577-50, holder of Identity Card (RG) No. 20.175.889-3 Detran/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050;
(ii)	VIVIANA CARDOSO DE SÁ E FARIA, Brazilian, divorced, economist, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 026.921.737-16, holder of Identity Card (RG) No. 10.358.981-8 IFP/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050;
(iii)	HEIDER JOSUE DE AQUINO NASCIMENTO, Brazilian, married, accountant, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 481.226.705-63, holder of Identity Card (RG) No. 57.335.408-X SSP-SP, resident and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050; and

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

(iv)	TATIANA MACEDO COSTA REGO, Brazilian, married, business administrator, enrolled with the Brazilian Individual Taxpayer Registry (CPF/MF) under No. 951.929.135-00, holder of Identity Card (RG) No. 08.237.103-27 SSP/BA, residing and domiciled in the City of São Paulo, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050.

9.5.2        The members of the Fiscal Council and their alternates hereby elected or re-elected shall take office within the statutory period, upon execution of the respective term of office recorded in the appropriate corporate book, having submitted written statements, for all applicable legal purposes and under penalty of law, in compliance with the provisions of Article 37, item II, of Law No. 8,934/94, as amended by Article 4 of Law No. 10,194/01, declaring that they are not disqualified from engaging in commerce or from managing a commercial company by reason of criminal conviction. In addition, in compliance with CVM Resolution 80, they submitted written statements in accordance with the terms of said resolution, which were filed at the Company’s headquarters. As a result of the elections or reelections, as applicable, resolved upon in this item 9.5, the composition of the Company’s Fiscal Council shall be as follows:

EFFECTIVES	ALTERNATES
EDUARDO DE NARDI ROS	FERNANDA BIANCHINI EGERT
MAURÍCIO NOGUEIRA	VIVIANA CARDOSO DE SÁ E FARIA
ANA PATRÍCIA SOARES NOGUEIRA	HEIDER JOSUE DE AQUINO NASCIMENTO
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO
Wilfredo João Vicente Gomes	Octavio René Lebarbenchon Neto

9.6.           AGGREGATE ANNUAL COMPENSATION OF THE COMPANY’S MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL: To approve, by majority vote of the shareholders holding common shares and Class A and Class B preferred shares of the Company, with the abstentions and dissenting votes duly recorded, as evidenced by the voting map attached hereto as Annex I, the total amount of up to R$ 84,307,940.81 (eighty-four million, three hundred and seven thousand, nine hundred and forty reais and eighty-one centavos) referring to the aggregate annual compensation of the Company’s Officers for the 2026 financial year, including fixed and variable compensation, as well as applicable benefits, net of social charges borne by the employer, which shall be allocated individually by the Company’s Board of Directors, in accordance with Articles 25 and 26, item (viii), of the Company’s Bylaws. In addition, the amount until of R$ 1,200,000.00 (one million and two hundred thousand reais) relating to the compensation of the members of the Fiscal Council for the 2026 financial year was approved, subject to the provisions of Article 162, paragraph 3, of the Brazilian Corporation Law, resulting, therefore, in an aggregate annual compensation of the Company’s Officers and members of the Fiscal Council in the total amount of R$ 85,507,940.81 (eighty-five million, five hundred and seven thousand, nine hundred and forty reais and eighty-one centavos).

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

10.            CLOSURE: In compliance with Article 33, paragraph 4, of CVM Resolution 80, the total number of approvals computed in the voting of each item on the agenda is indicated in Annex I, which, for all legal purposes, shall be deemed an integral part of these minutes. There being no further matters to be addressed, the Meeting was adjourned and these minutes were drawn up, which, after being read, discussed and found to be in proper form, were signed by the members of the presiding table. The shareholders who participated in the Meeting through the electronic system made available by the Company had their attendance recorded by the members of the presiding table and shall be deemed signatories of these minutes, pursuant to Article 47, paragraphs 1 and 2, of CVM Resolution 81, and the Company’s Shareholders’ Attendance Book. Furthermore, pursuant to Article 130, paragraph 1, of the Brazilian Corporation Law, these minutes were drawn up in summary form of the events that occurred. Finally, by unanimous approval of the shareholders, the publication of these minutes without the shareholders’ signatures was authorized, pursuant to Article 130, paragraph 2, of the Brazilian Corporation Law.

Camaçari/BA, April 29, 2026.

PRESIDING BOARD:

_______________________________ Luiz Antonio de Sampaio Campos Chairman	_______________________________ Felipe Guimarães Rosa Bon Secretary

Shareholders Present:

NSP INVESTIMENTOS S.A.

NOVONOR S.A. – Em Recuperação Judicial

(p.p. Ms. Simone Torres de Oliveira)

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Mrs. Leonardo Jose Bezerra de Souza and Felipe Camara Moreira)

THE BANK OF NEW YORK ADR DEPARTMENT

(p.p. Ms. Michele da Silva Gonsales)

Geração Futuro L. Par Fundo de Investimento em Ações

(p.p. Mr. João Vicente Silva Machado)

Votes presented via Remote Voting Ballots:

Sojitz Corporation

ALUISIO MENDES DA ROCHA FILHO

MURAD SAID SALEH YUSUF SAID

FABIO CLERICI

GLEYDSON PUBLIO AZEVEDO

THIAGO SANTOS SILVA

ALBERTO RIBEIRO DA MOTTA

ROBSON MORAES SARAFIM

THOMAS MAGNO DE JESUS SILVEIRA

FRANCISCO NILO CORDEIRO DA SILVA NETO

FERNANDO SILVA SANTOS

RUAN DIAS MARTINS

JULIANO GABRE MENDES

MARCIO PAULO PEREIRA

DANIEL LANNES POUBEL

FRANCISCO DE ASSIS DIAS

ELAINE RODRIGUEZ DE SOUZA

JOSE ROBERTO RODRIGUES JUNIOR

NATASHA NAMIE NAKAGAWA

MARCIO SOBRAL QUEIJA

DANIEL ANNUNCIATO JUNIOR

ANNE KAROLINE GONCALVES VARANDAS DOS SANTOS

WASHINGTON NUNES TRINDADE

CELSO TAKEBAYASHI

FABIO FEITOZA DA SILVA

FELLIPPE GUSTAVO BHRER

DIOGO HENRIQUE PREZOTO CASTELANO

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

LOUISE BARSI

LAUANNY SILVESTRI MAGANHOTO DE SOUS

GILMAR DE CAMPOS RIBEIRO

ELDER SANTOS NAZARETH

LIN TSE MIN

CARLOS AUGUSTO CZECH

ALTAMIR SANTOS FILHO

MAURO CORDEIRO DORNELLAS

JOSE BATISTA ZUCOLOTTO

RICARDO PIRES CASTANHO VALENTE

MARCIO FORTUNA GARCES DE MENEZES

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

NORGES BANK

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

TEACHER RETIREMENT SYSTEM OF TEXAS

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

INTERNATIONAL MONETARY FUND

UTAH STATE RETIREMENT SYSTEMS

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

ALASKA PERMANENT FUND

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

ISHARES MSCI EMERGING MARKETS SMALL CAP ETF

COLLEGE RETIREMENT EQUITIES FUND

SPDR SP EMERGING MARKETS SMALL CAP ETF

SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

ISHARES III PUBLIC LIMITED COMPANY

ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND

M&G GLOBAL E. M. FUND A SUB FUND OF M&G I. F. (7)

ISHARES MSCI BRAZIL SMALL CAP ETF

SSGA SPDR ETFS EUROPE I PLC

SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

ISHARES IV PUBLIC LIMITED COMPANY

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

M&G (LUX) INVESTMENT FUNDS 1

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND

EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B

GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

THRIFT SAVINGS PLAN

BLACKROCK BALANCED CAPITAL FUND, INC.

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

HSBC ETFS PLC H MSCI E M S C ESG U ETF BC BNP PARIBAS BR SA

MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND

SPDR S&P EMERGING MARKETS EX-CHINA ETF

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

ANNEX I

FINAL SYNTHETIC VOTING MAP

Agenda of the Annual General Meeting held on April 29, 2026

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)
Annual General Meeting

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

1	To examine, discuss, and vote on the Company’s Financial Statements, accompanied by the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council, and the Report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2025.	APPROVALS	441,666,249	162,783,934	84.6%	99.1%	60.6%
		REJECTIONS	9	13,826,830	1.9%	0.0%	5.1%
		ABSTENTIONS	4,000,000	3,853,864	1.1%	0.9%	1.4%
2	To examine, discuss, and vote on the Management’s Report and the corresponding accounts of the administrators for the fiscal year ended December 31, 2025.	APPROVALS	441,666,249	162,739,120	84.6%	99.1%	60.6%
		REJECTIONS	9	13,840,328	1.9%	0.0%	5.2%
		ABSTENTIONS	4,000,000	3,855,140	1.1%	0.9%	1.4%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

3¹	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Eleição Majoritária	APPROVALS	438,761,575	154,944,237	83.1%	98.5%	57.7%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%
4	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	APPROVALS	441,666,249	158,382,763	84.0%	99.1%	58.9%
		REJECTIONS	9	19,173,919	2.7%	0.0%	7.1%
		ABSTENTIONS	4,000,000	2,907,944	1.0%	0.9%	1.1%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

5	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	APPROVALS	2,792	2,941,277	0.4%	0.0%	1.1%
		REJECTIONS	-	336	0.0%	0.0%	0.0%
		ABSTENTIONS	4,000,029	14,651,924	2.6%	0.9%	5.5%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

7	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	APPROVALS	1,298	-	0.0%	0.0%	0.0%
		REJECTIONS	2,902,871	-	0.4%	0.6%	0.0%
		ABSTENTIONS	4,000,300	-	0.5%	0.9%	0.0%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

8	If it is verified that neither the holders of voting shares nor the holders of non voting or restricted voting preferred shares have reached, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of the Brazilian Corporation Law, do you wish your vote to be aggregated to the votes of the non voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, as listed in this Ballot, are running in the separate election?	APPROVALS	2,902,192	-	0.4%	0.6%	0.0%
		REJECTIONS	2,391	-	0.0%	0.0%	0.0%
		ABSTENTIONS	4,000,100	-	0.5%	0.9%	0.0%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	APPROVALS	-	14,055,301	1.8%	0.0%	4.1%
		REJECTIONS	-	4,497	0.0%	0.0%	0.0%
		ABSTENTIONS	-	2,736,657	0.3%	0.0%	0.8%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

10	If it is verified that neither the holders of voting shares nor the holders of non voting or restricted voting preferred shares have reached, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of Law No. 6,404/1976, do you wish your vote to be aggregated to the votes of the voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, appearing in this distance voting ballot, are running in the separate election?	APPROVALS	-	20,836,857	2.6%	0.0%	6.0%
		REJECTIONS	-	1,535,608	0.2%	0.0%	0.4%
		ABSTENTIONS	-	3,147,924	0.4%	0.0%	0.9%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

11²	Nomination of candidates for chairman of the board of directors. - Magda Maria de Regina Chambriard	APPROVALS	438,761,575	154,944,237	83.1%	98.5%	57.7%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%
12³	Nomination of candidates for vice-chairman of the board of directors. - Héctor Núñez	APPROVALS	438,761,575	154,944,237	83.1%	98.5%	57.7%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

13	Nomination of all the names that compose the slate. - Eleição Majoritária	APPROVALS	441,663,867	179,806,426	87.0%	99.1%	66.9%
		REJECTIONS	2,391	409,281	0.1%	0.0%	0.2%
		ABSTENTIONS	4,000,000	247,919	0.6%	0.9%	0.1%
14	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?	APPROVALS	2,902,092	3,408,396	0.9%	0.7%	1.3%
		REJECTIONS	2,391	19,139,337	2.7%	0.0%	7.1%
		ABSTENTIONS	4,000,200	2,972,658	1.0%	0.9%	1.1%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

15	Do you wish to request the separate election, by minority shareholders holding common shares, of a member of the Fiscal Council, pursuant to Article 161, §4, item (a), of the Brazilian Corporations Law?	APPROVALS	4,002,492	-	0.6%	0.9%	0.0%
		REJECTIONS	29	-	0.0%	0.0%	0.0%
		ABSTENTIONS	2,902,162	-	0.4%	0.7%	0.0%
16	Would you like to request the separate election, by minority shareholders holding preferred shares, of a member of the Fiscal Council, pursuant to Article 161, §4, a, of the Brazilian Corporations Law?	APPROVALS	-	21,093,280	3.0%	0.0%	7.9%
		REJECTIONS	-	71,992	0.0%	0.0%	0.0%
		ABSTENTIONS	-	4,355,119	0.6%	0.0%	1.6%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

17	To fix the annual and global compensation for the administrators and members of the Fiscal Council of the Company for the fiscal year ending December 31, 2026.	APPROVALS	441,665,249	167,360,041	85.3%	99.1%	62.3%
		REJECTIONS	1,009	12,821,513	1.8%	0.0%	4.8%
		ABSTENTIONS	4,000,000	282,772	0.6%	0.9%	0.1%
18	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).	APPROVALS	4,000,020	5,022,540	1.3%	0.9%	1.9%
		REJECTIONS	9	1,645,207	0.2%	0.0%	0.6%
		ABSTENTIONS	100	18,827,628	2.6%	0.0%	7.0%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026

19	Nomination of candidates to the supervisory board by shareholders holding preferred shares without voting rights or with restricted voting rights - Wilfredo João Vicente Gomes / Octavio René Lebarbenchon Neto	APPROVALS	-	110,061	0.0%	0.0%	100.0%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%

¹²³ As a result of the replacement of candidates comprising the slate of nominees submitted by shareholders Novonor and Petrobras for the election of the Company’s Board of Directors, as disclosed in the Shareholders’ Notice released by the Company on April 28, 2026, the votes corresponding to: (i) 6,904,683 common shares and 25,520,389 preferred shares in item 3; (ii) 6,904,683 common shares and 25,510,385 preferred shares in item 11; and (iii) 6,904,683 common shares and 25,520,389 preferred shares in item 12 were not taken into account.

27

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.